EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the December 31, 2018 Consolidated Financial Statements of
TransCanada Corporation
December 31, 2018

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended December 31, 2018 and are based on audited financial information of TransCanada PipeLines Limited (the Corporation). The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

December 31, 2018
Earnings coverage on long-term debt and current liabilities	2.5 times

Earnings coverage on long-term debt and
current liabilities excluding non-cash impairment charges, gain on the sale of assets, and revenue from contract buyout during the twelve-month period ended December 31, 2018
2.7 times*

The Corporation’s interest obligations for the twelve-month period ended December 31, 2018 amounted to approximately $2.552 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $6.369 billion for the twelve-month period ended December 31, 2018, which is 2.5 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended December 31, 2018 amounted to approximately $2.552 billion. The Corporation’s earnings before interest expense and income taxes, excluding non-cash impairment charges, gain on the sale of assets, and revenue from contract buyout totalling $0.501 billion, amounted to approximately $6.870 billion for the twelve-month period ended December 31, 2018, which is 2.7 times the Corporation’s interest requirements for that period.